UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Director/PDMR Shareholding

PEARSON PLC
(the
"Company"
)

Annual Bonus Share Matching Plan (the "Plan")

On 16 April 2009, participants became entitled to ordinary shares in the Company ("
Shares
") on maturity of their right to "matching shares" under the rules of the Plan (the "
Rules
"). Under the Plan, participants who invest their after-tax bonus in shares become entitled, without payment, to "matching shares" on a one-for-one basis if a corporate performance target is met over a five year period. In relation to awards made on 16 April 2004, the five year performance target was met in 2009. Accordingly, under the Rules, participants are now entitled to matching shares on a one-for-one basis.
The Rules require that sufficient shares are sold to discharge the PAYE income tax liability on the shares released. In consequence, the shares set out in the sec ond column below were sold on 22
 April 2009 at a price of
 £6.74
per share, leaving the after-tax number of shares set out in the final column below:-

Name of Director	Number of Shares Sold	Number of Shares Retained
David Bell	19	46
Rona Fairhead	22	52

As a result, the
 executive director
s
 named below
 are
 interested in the following shares (excluding shares to
 which they may become entitled
, subject to satisfaction of any relevant conditions, under the Company's employee share schemes):-

Name of Director	Number of Shares	% of Issued Share Capital
David Bell	253,050	0.03125%
Rona Fairhead	212,347	0.02622%

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   23 April, 2009

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary